May 12, 2014

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

Re:	Endeavour International Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 8, 2014 by Talisman Group Investments, L.L.C., et al
File No. 1-32212

Soliciting Materials intended to be filed pursuant to Rule 14a-12
Filed May 5, 2014 by Talisman Group Investments, L.L.C., et al.
File No. 1-32212

Dear Mr. Hindin:

On behalf of our client, Talisman Group Investments, L.L.C. (“Talisman”), we have set forth below Talisman’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated May 9, 2014, regarding the above referenced soliciting materials, filed May 5, 2014 and May 8, 2014 (the “Soliciting Materials”) related to the proxy solicitation of Endeavour International Corporation (the “Company”). Concurrently with the filing of this letter, Talisman has filed Amendment No. 3 to the Preliminary Proxy Statement (“Amendment No. 3”) with the Commission. For your convenience, each of the Staff’s comments is repeated below in bold and italics immediately preceding Talisman’s corresponding response.

Revised Preliminary Proxy Statement

General

1.	The proxy statement has been revised to indicate that stockholders will no longer be able to “execute a vote via the Internet or telephone.” Please advise in your response letter why Talisman determined to eliminate these voting options.

Response: Talisman respectfully acknowledges the Staff’s comment and notes that the process by which proxies are delivered is different for beneficial holders who hold their shares through a nominee, generally a bank or broker, often referred to as holding on the “street” (“Street Holders”), and beneficial holders who are also record holders (“Record Holders”).

With respect to Record Holders, we have determined, in consultation with our proxy solicitor, that the costs of providing voting via the Internet and telephone are unduly high in light of our understanding that there are relatively few Record Holders. Moreover, because we are unable to effectively demand the Company’s books and records under Nevada state law, we do not have access to the names and addresses of the Record Holders and will be relying on the Company to mail our proxy materials to the Record Holders. The lack of detailed stockholder information increases the costs associated with providing Record Holders the ability to vote via the Internet and telephone because we can not easily create individual stockholder identification numbers used to verify voting via the Internet and telephone and otherwise oversee the electronic and telephonic voting process. We believe that Record Holders who desire to vote on our proxy card will have a sufficient ability to do so by completing and returning a physical proxy card or by attending the annual meeting in person.

Street Holders will still have the ability to vote through their nominee bank or broker via the Internet or telephone in accordance with the voting instruction cards provided by their nominee. The bank or broker, or its nominee, will subsequently deliver a physical proxy in accordance with the instructions from the Street Holders.

2.	The fourth bullet point in this section indicates that during the week of March 31, 2014, Mr. Kalisman had several conversations with the Company regarding its business strategy and board composition. It is our understanding that Mr. Kalisman did not have any contact with the Company at any time during the 7-day week commencing on March 31, 2014 and that the Company has not had any conversations with Mr. Kalisman since March 26, 2014 when Mr. Transier and Mr. Kalisman had their last phone conversation. Please advise or revise.

Response: In response to the Staff’s comment, Talisman has replaced the fourth bullet under the section entitled “Background of the Solicitation” in Amendment No. 3 with the following:

•	“On March 26, 2014, Mr. Kalisman and Mr. Transier had a conversation regarding the Company’s business strategy and board composition.

•	Between March 26, 2014 and April 11, 2014, Mr. Kalisman and Mr. William D. Lancaster had several conversations regarding the Company’s business strategy and board composition.

•	According to the Company’s proxy statement, on April 2, 2014, Mr. Lancaster agreed to join the Company’s slate of director nominees to be elected at the Annual Meeting.”

3.	We note your response to prior comment 16, and we are unable to agree that you have provided a reasonable factual basis to make the following statements:

•	“We have performed extensive diligence and estimate that intrinsic value is at least $5 per share and could potentially be worth more than $10 per share.” (page 5, emphasis added). The information provided in your May 9, 2014 letter only includes a description of methodologies used to perform calculations but otherwise fails to include any specific information supporting the reference to the $5 or $10 per share figures. Inclusion of valuations in proxy soliciting materials is only appropriate and consonant with Exchange Act Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities stockholders’ understanding of the basis for and the limitations on the projected realizable values. Refer to Release No. 34-16833 (May 23, 1980). Please also provide support that the source of the low-end estimates for the Company’s three largest assets is a “leading energy research and consulting firm.”

•	“Implied a 23% expansion of the share base – with no stockholders vote – assuming full conversion of converts that were issued.” (page 14) The information provided in your May 9, 2014 letter fails to provide support for the implication that a stockholder vote was required for the alleged expansion of the share base or that no future stockholder vote would be required should securities issued to Whitebox exceed 20% of outstanding shares.

•	“We believe Endeavour should not have ignored offers from other institutions with terms that were more favorable for all stockholders.” (page 14)

•	“…the public markets currently ascribe little to no value to these assets.” (page 28, emphasis added)

•	“Court records show that Mr. Transier met with SM Energy to try to extricate Endeavour from its purchase obligation.” (page 34, emphasis added)

Please provide support for the above statements. We may have further comment upon review of such information. We request that Talisman refrain from making these or similar statements until Talisman has provided a reasonable factual basis for such statements. To the extent that Talisman is unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Response: Talisman respectfully acknowledges and has responded to each subsection of the Staff’s comment by clarifying or correcting all or part of its prior disclosure in the section entitled “Presentation to Institutional Shareholder Services” in Amendment No. 3. Insofar as Talisman is clarifying or correcting its prior disclosure, Talisman acknowledges that it will refrain from including such statements in future soliciting materials.

4.	We note your response to prior comment 17, and we are unable to agree that you have provided an adequate factual foundation to make the following statements:

•	“Undisclosed Dilution from Monetary Production Payment” and “…the true cost of the expanded Monetary Production Payment was not announced in an earnings release or discussed openly during a conference call, but rather hidden in a separate Form 8-K filing” (Page 11 of Soliciting Materials, emphasis added) (page 11, emphasis added).

•	“Value Destruction and Misinformation” (page 11-14)

•	“We also believe the Board either erred or intentionally concluded its strategic review before key assets like Alba and Rochelle stabilized (and best values could be achieved) (page 28, emphasis added)

Please provide support for the above statements. We may have further comment upon review of such information. We request that Talisman refrain from making these or similar statements until Talisman has provided a reasonable factual basis for such statements. Please refer to Note (b) to Rule 14a-9. To the extent that Talisman is unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Response: Talisman respectfully acknowledges and has responded to each subsection of the Staff’s comment by clarifying or correcting all or part of its prior disclosure in the section entitled “Presentation to Institutional Shareholder Services” in Amendment No. 3. Insofar as Talisman is clarifying or correcting its prior disclosure, Talisman acknowledges that it will refrain from including such statements in future soliciting materials.

*            *             *

In connection with this response, each of Talisman and the other participants acknowledge the following:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s questions. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7072 or Anthony Gostanian of Ropes & Gray LLP at (617) 951-7049.

Sincerely,

/s/ Jeffrey R. Katz

Jeffrey R. Katz Ropes & Gray LLP

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